SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                    CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068101
                                 (CUSIP Number)
Marshall E. Eisenberg                              Carol L. Bernick
NEAL GERBER & EISENBERG                            2525 Armitage Avenue
Two North LaSalle Street, Suite 2200               Melrose Park, IL 60160
Chicago, Illinois  60602                           (708) 450-3051
(312) 269-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 12, 1996
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

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CUSIP NO. 013068101                  13D                       Page 2 of 5 Pages
- ----------------------                            ------------------------------


- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CAROL L. BERNICK

- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (a)
                                                                    (b) X
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S. Citizen
- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

NUMBER OF                                              837,720
                               -------------------------------------------------
                                    8      SHARED VOTING POWER
SHARES BENEFICIALLY
                                                      466,108

                               -------------------------------------------------
OWNED BY EACH                       9      SOLE DISPOSITIVE POWER

                                                      837,720
REPORTING
                               -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
PERSON WITH
                                                      466,108

- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,303,828

- -------------------------------------------------------------------------------
    12        CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
              SHARES * Excluded  are 300,000  shares held  directly by Bernick's spouse.  Bernick  has no  beneficial  interest  in such shares and beneficial ownership of them is disclaimed.
                                                                              X
- -------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                        7.78%
- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
- --------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 013068101                  13D                       Page 3 of 5 Pages
- ----------------------                            ------------------------------


Item 1.           Security and Issuer.

         Title of Class of Securities: Class B Common Stock, $.22
                                       par value per share (the "shares")

         Name and Address of Issuer:   Alberto-Culver Company (the "Company")
                                       2525 Armitage Avenue
                                       Melrose Park, IL  60160

Item 2.           Identity and Background.

         (a)      Name of Person Filing:   Carol L. Bernick ("Bernick")

         (b)      Address:                 Carol L. Bernick
                                           2525 Armitage Avenue
                                           Melrose Park, IL  60160

         (c)      Principal Business:   Bernick, an individual, is a Director
                                        and Executive Vice-President and
                                        Assistant Secretary of the Company and
                                        the President of Alberto-Culver USA,
                                        Inc., a subsidiary of the Company.

         (d)      Prior Criminal Convictions:                 None

         (e)      Prior Civil Proceedings With
                  Respect to Federal or State
                  Securities Laws:                            None

         (f)      Place of Organization:                      U.S. Citizen

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable. On February 21, 1996, Bernick, as co-trustee of the LHL April, 1994 Grantor Annuity Trust (the "LHL Trust"), u/a/d 4/11/94, fbo Leonard H. Lavin, Bernick's father ("Mr. Lavin"), transferred 140,267 shares to Mr. Lavin as beneficiary. Similarly, on February 21, 1996, Bernick, as co-trustee of the BEL April, 1994 Grantor Annuity Trust (the "BEL Trust"), u/a/d 4/11/94, fbo Bernice E. Lavin, Bernick's mother ("Mrs. Lavin"), transferred 140,267 shares to Mrs. Lavin as beneficiary.

         On April 12, 1996, Bernick, as co-trustee of the LHL Trust, transferred 103,029, 103,029 and 103,028 shares to herself as trustee or co-trustee of the KSL GRAT Trust, u/a/d 9/15/93, fbo of her sister (the "KSL Trust"), the SJL GRAT Trust, u/a/d 9/15/93, fbo of her brother ("the SJL Trust"), and the CLB GRAT Trust, u/a/d 9/15/93, fbo of herself (the "CLB Trust"), respectively. Lastly, on April 12, 1996, Bernick, as co-trustee of the BEL Trust, transferred 103,029, 103,028 and 103,029 shares to herself as trustee or co-trustee of the KSL Trust, SJL Trust and CLB Trust, respectively.

Item 4.           Purpose of Transaction.

         Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

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CUSIP NO. 013068101                  13D                       Page 4 of 5 Pages
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Item 5.           Interest in Securities of the Issuer.

(a)(i) Amount Beneficially Owned: 1,303,828 shares total: 180,104 shares directly; 303,808 shares held as co-trustee of the CLB Trust; 303,808 shares held as trustee of the SJL Trust; 303,808 shares held as trustee of the KSL Trust; 50,000 shares as trustee of the Lavin Survivorship Trust; 150,300 shares held as co-trustee of a trust for Bernick's benefit; and 12,000 shares held by Lavin Family Foundation, a charitable foundation of which Bernick is a Director and Vice President.

   (ii) Percentage of Class: 7.78% total: 1.1% directly; 1.8% as co-trustee of the CLB Trust; 1.8% as trustee of the SJL Trust; 1.8% as trustee of the KSL Trust; .30% as trustee of the Lavin Survivorship Trust; .9% as co-trustee of a trust for Bernick's benefit; and .1% as a Director and Vice President of Lavin Family
            Foundation; based upon 16,766,240 Class B shares outstanding as of March 31, 1996).

(b)         Number of Shares as to Which Bernick Has:


           (i)    Sole power to vote:                            837,720(1)
           (ii)   Shared power to vote:                          466,108(1)
           (iii)  Sole power to dispose:                         837,720(1)
           (iv)   Shared power to dispose                        466,108(1)



(1) Bernick shares the power to vote and dispose of the shares in the CLB Trust with Marshall E. Eisenberg. Bernick also shares the power to vote and dispose of the 12,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 150,300 shares held by such trust with Mrs. Lavin. Certain information regarding Mr. Lavin, Mrs. Lavin and Mr. Eisenberg is presented below:


   (i)      Name of Person:           (1)      Leonard H. Lavin
                                      (2)      Bernice E. Lavin
                                      (3)      Marshall E. Eisenberg

   (ii)     Address:                  (1), (2) 2525 Armitage Avenue
                                               Melrose Park, Illinois  60160

                                      (3)      Neal, Gerber & Eisenberg
                                               Two North LaSalle St., Suite 2200
                                               Chicago, IL 60602
   (iii)     Principal
             Business:                (1)     Leonard H. Lavin, an individual,
                                              is a Director and the Chairman of
                                              the Company

                                      (2)     Bernice E. Lavin, an individual,
                                              is a Director and the Vice
                                              Chairman,Secretary and Treasurer
                                              of the Company

                                      (3)     Marshall E. Eisenberg is an
                                              attorney and a partner at the law
                                              firm, Neal, Gerber & Eisenberg,
                                             Chicago, Illinois

   (iv)     Prior Criminal
            Convictions:              None.

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CUSIP NO. 013068101                  13D                       Page 5 of 5 Pages
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(v)      Prior Civil
         Proceedings With
         Respect to Federal
         or State Securities
         Laws:                         None.

(vi)     Place of
         Organization:                 U.S. Citizen.


         The foregoing does not reflect 50,100, 76,238 and 278,044 shares of Class A Common Stock of the Company owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and Lavin Family Foundation, respectively. Also excluded are 300,000 shares and 125,000 shares of Class A Common Stock held directly by Bernick's spouse and 20,000 shares of Class A Common Stock held by the Carol and Howard Bernick Supporting Foundation, of which Bernick is Vice President, Secretary and a Director. Bernick has no beneficial interest in such shares owned by her spouse and beneficial ownership of them is disclaimed.

         (c)      None, except as reported in Item 3 above.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7.           Material to be Filed as Exhibits.

                  None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 16, 1996





Signature:    /s/ Carol L. Bernick

Name/Title:                Carol L. Bernick, Individually; and
                           as trustee or co-trustee of various
                           trusts for her benefit or the benefit
                           of her siblings.